Exhibit 99.1

Spreadtrum Updates Financial Guidance for Second Quarter 2013

SHANGHAI, CHINA – June 12, 2013 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today updated its financial guidance for the second quarter ending June 30, 2013. The company now expects that its revenues will be between US$270 million and US$278 million, an increase of 42.9% to 47.1% over the first quarter. The Company’s previous guidance for the second quarter revenue was US$220 million to US$228 million. The Company continues to expect an improvement to gross margin.

“We are increasing our revenue guidance due to the continuing strong demand throughout the quarter for low-cost smartphones,” said Dr. Leo Li, chairman and CEO of Spreadtrum. “We are at the start of a multi-year cycle in China and emerging markets of subscribers transitioning from 2.5G feature phones to smartphones, and are also benefiting from the continuing expansion of our smartphone portfolio.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

Exhibit 99.1

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company's expectations with respect to its revenues in the second quarter of 2013 being between US$270 million and US$278 million, an increase of 42.9% to 47.1% over the first quarter of 2013; the Company’s expectations with respect to an improvement to gross margin; the continuing strong demand for low-cost smartphones; a multi-year cycle in China and emerging markets of subscribers transitioning from 2.5G feature phones to smartphones; and the Company’s continuing expansion of its smartphone portfolio. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of the Company’s smartphone products; transition trend from 2.5G feature phones to smartphones; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations

Tel: +1-650-308-8148

Email: ir@spreadtrum.com

Web: http://www.spreadtrum.com